SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SUBMISSION OF BUSINESS OPERATION PLANS FOR FISCAL YEAR ENDING MARCH 31, 2007

On March 1, 2006, the registrant and its wholly-owned subsidiaries, NTT East Corporation (“NTT East”) and NTT West Corporation(“NTT West”), announced that they have submitted their business operation plans for the fiscal year ending March 31, 2007 (collectively, the “Plans”) to the Ministry of Internal Affairs and Communications. Attached hereto are the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005, which information was prepared on the basis of accounting principles generally accepted in the United States.

The Plans contained in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Plans as actually implemented or actual results of the registrant, NTT East and NTT West to differ materially from those set forth in the Plans.

The Plans are based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant, NTT East and NTT West in light of information currently available to them regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s and its subsidiaries’ future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the Plans as ultimately implemented, or the actual results of the registrant, NTT East and NTT West will not vary significantly from the projected results set forth in the Plans.

The attached press releases and the Plans are a translation of the Japanese originals. The Japanese originals are authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager
Investor Relations Office
Department IV

Date: March 1, 2006

This English text is a translation of the Japanese original. The Japanese original is authoritative.

March 1, 2006

Submission for Approval of Business Operation Plan for Fiscal Year Ending March 31, 2007

Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for the fiscal year ending March 31, 2007 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Department I

Nippon Telegraph and Telephone Corporation

Tel: +81-3-5205-5153

E-mail: jigyou@hco.ntt.co.jp

Business Operation Plan for Fiscal Year Ending March 31, 2007

In the building of an advanced information and telecommunications network society, information and communications are expected to make a substantial contribution to invigorating and raising the efficiency of socioeconomic activities, enhancing lifestyle convenience, and more. Today, the public and private sectors in Japan are working together to make such a society a reality. In addition, the market has undergone drastic changes due to the following factors: the rapid growth of broadband services, especially optical fiber access services; the diversification and upgrading of mobile phone services; the intensified competition due to the full-scale development by new common carriers of fixed telephone services that use dry copper lines; and the convergence of fixed-line services with mobile services in IP networks as well as of communication services with broadcasting services.

To help ensure that universal services are maintained amid this information and communications environment, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). It will also endeavor to promote research and development in telecommunications technology in order to respond to society’s demands for the development of an advanced information and telecommunications network society. In addition, through implementing the “NTT Group’s Medium-Term Management Strategy” as a step toward realizing its “Vision for a New Optical Generation,” NTT will build ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything,” helping to enrich communication environments for individuals and communities, making corporate activities more efficient, and creating new business opportunities. To these ends, NTT will build open network environments enabling a diverse range of service providers and other business entities to deploy a variety of services taking advantage of the next-generation network, while ensuring fair competitive conditions under the framework of existing laws. In addition, NTT will actively promote alliances with these providers. Through efforts like these, NTT intends to contribute toward realization of government initiatives such as the “IT New Reform Strategy” and u-Japan Policy, as well as working to raise corporate value, and actively carrying out group management toward development of the NTT Group as a whole.

Based upon these fundamental concepts in the management of business operations for the fiscal year ending March 31, 2007, NTT will aim to improve the management efficiency of its Group operations, including those of the regional companies; to develop new businesses for enhancing the information-sharing industry, including expanding the ubiquitous broadband market; and to continue to strengthen research and development that will contribute to the advancement of telecommunications. In this way, NTT will seek to ensure the stable development of Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

Based on this thinking, under the business operation plan for the fiscal year ending March 31, 2007, NTT will conduct its business management by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the operating environment.

1. Advice, Mediation, etc.

For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and formulation of policies for materials procurement. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

NTT will support the efforts of each of the NTT Group companies, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of the human resources that form the core of the NTT Group.

2. Promotion of Basic Research and Development

One prerequisite for responding to the social requirements for the formation of an advanced information and telecommunications network society is the harmonious and coordinated development of network-based technologies, technologies that provide the basis for new services and applications, and advanced and basic technologies in general. NTT will conduct research and development activities to realize “a communication environment where entities such as people and objects are interactively connected by broadband and ubiquitous networks anytime, anywhere and with anyone or anything, and people enjoy superb usability that is secure, reliable, and simple.”

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development in collaboration with other research institutions.

To ensure the continuous execution of this basic research and development, NTT will seek to further increase research efficiency, and research costs will be borne by the regional companies and other NTT Group companies, which in turn will benefit from these efforts.

Specifically, priority will be given to the following areas in NTT’s research and development activities:

(1) Infrastructure-related research and development

In order to establish a next-generation network infrastructure to realize a network environment for ubiquitous broadband services that can offer customers not only “fast and convenient,” but also “safe and secure” connections “anytime, anywhere and with anyone or anything” to achieve a seamless migration from fixed line to IP telephone services and from metal wire systems to optical fiber, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical and diverse access networks, technologies for building networks that can adapt readily to diverse network services, node architecture technology, optical multiplexing technology, and next-generation IP network technologies. At the same time, NTT will pursue basic research in the field of operation systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, considering the sharp increase in energy consumption accompanying the development of the advanced information and telecommunications network society, NTT will promote research and development on reducing electric power consumption and on other measures to promote the preservation of the global environment.

(2) User-related research and development

NTT will pursue research and development activities on infrastructure for providing customers with diverse telecommunications services, including e-commerce, content sharing, and community collaboration in order to realize an advanced information and telecommunications network society in which the electronic exchange of information, goods, and currencies among people, corporations, and objects is further enhanced on sophisticated telecommunications networks. Specifically, this will include research and development in technologies for ensuring the security of information and communications; technologies for billing, authentication, and authorization in e-commerce transactions; information-distribution technologies adaptable to diverse network environments; media-processing technologies, such as those for the compression, recognition, and sharing of image and audio data; multimedia database technologies for storage and retrieval of a variety of media; user interface technologies making services readily accessible to all users; and technologies of open source software (OSS).

(3) Research and development in basic technologies

NTT is committed to securing a leadership position in the basic and advanced technologies that will underpin the future of telecommunications and to contributing to innovative improvement and development of telecommunications in Japan. To fulfill these commitments, the company will pursue research and development activities on ultra high-density wavelength division multiplexing and other new optical communications technologies as well as optical amplification, optical wavelength multiplexers and demultiplexers, optoelectronic fusion devices, and other new optical components technologies that will contribute to a photonic network enabling ultra high-speed, ultra high-volume petabit-level communications, for an age in which massive volumes of digital information circulate through networks. NTT will also pursue research in such areas as nanotechnology, which seeks to realize the potentials of new materials with unique characteristics, and communications science, which explores new possibilities in communications. These will be combined with research on innovative new principles and new concepts for the next generation.

The following tables present an overview of the capital investment plan for all of these activities.

Table

Capital Investment Plan for

Fiscal Year Ending March 31, 2007

(billions of yen)
Item	Investment Required
1. R&D Facilities	45
2. Other Facilities	4
Total	49

Attachment 1

Revenues and Expenses Plan for

Fiscal Year Ending March 31, 2007

	(billions of yen)
Item	Amount
Revenues
Operating Revenues	357	(Note)
Non-Operating Revenues	61
Total Revenues	418

Expenses
Operating Expenses	164
Non-Operating Expenses	56
Total Expenses	220

Recurring Profit	198

Note: This includes basic research and development revenue and other revenues together totaling 137 billion yen and NTT Group management revenue of 20 billion yen.

Attachment 2

Sources and Applications of Funds Plan for

Fiscal Year Ending March 31, 2007

(billions of yen)
Item	Amount
Sources:

Operational:	383
Operating Revenues	322
Non-Operating Revenues	61
Financial:	822
Long-Term Loans and Bonds	411
Other Financial Income	411
Estimated Consumption Tax Receipts	9
Brought Forward from Previous Fiscal Year	10

Total	1,224

Applications:

Operational:	188
Operating Expenses	135
Non-Operating Expenses	53
Financial:	955
Capital Investments for Property, Plants, and Equipment	49
Other Financial Expenses	906
Account Settlement Expenses	64
Provisional Consumption Tax Payments	7
Carry Forward to Following Fiscal Year	10
Total	1,224

March 1, 2006

Nippon Telegraph and Telephone

Corporation (NTT)

Summary of Business Operation Plan for Fiscal Year Ending March 31, 2007

1. Basic Philosophy of Business Operation Plan for Fiscal Year Ending March 31, 2007

Through implementing the “NTT Group’s Medium-Term Management Strategy,” NTT will build ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything,” helping to enrich communication environments for individuals and communities, making corporate activities more efficient, and creating new business opportunities.

(1) Advice, Mediation, etc.

a. For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services.

b. NTT will support the efforts of each of the NTT Group companies to streamline their business operations and expand their business opportunities.

(2) Promotion of Basic Research and Development

In order to establish a next-generation network infrastructure to realize a network environment for ubiquitous broadband services that can offer customers not only “fast and convenient,” but also “safe and secure” connections “anytime, anywhere and with anyone or anything” to achieve a seamless migration from fixed line to IP telephone services and from metal wire systems to optical fiber, NTT will actively promote research and development in the sphere of infrastructure- and user-related basic technologies, as well as advanced and basic technologies in order to respond to society’s demands for the development of an advanced information and telecommunications network society.

2. Capital Investment Plan for Fiscal Year Ending March 31, 2007

	(billions of yen)
Item	Investment Required
1. R&D Facilities	45	30	*
Including: Infrastructure Experiment and Research Facilities	35	25	*
2. Other Facilities	4	(2	)*

Total	49	28	*

*	Change from the previous forecasts announced on November 9, 2005

3. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2007 (Attachment)

	(billions of yen)
Item	Amount
Total Revenues	418	18	*
Operating Revenues	357	20	*
Revenue from Basic Research and Development	137	(5	)*
License of Research Results, and Other Sources	6	1	*
NTT Group Management Revenue	20	(1	)*
Dividend Received	194	25	*
Non-Operating Revenues	61	(2	)*

Total Expenses	220	(6	)*
Operating Expenses	164	(5	)*
Non-Operating Expenses	56	(1	)*

Recurring Profit	198	24	*

*	Change from the previous forecasts announced on November 9, 2005

4. Sources and Applications of Funds Plan for Fiscal Year Ending March 31, 2007 (Attachment)

	(billions of yen)
Item	Amount
Sources:	1,224
Including: Long-Term Loans and Bonds		411

Applications:	1,224
Including: Repayment of Long-Term Loans and Bonds		485

This English text is a translation of the Japanese original. The Japanese original is authoritative.

March 1, 2006

Submission for Approval of Business Operation Plan for

Fiscal Year Ending March 31, 2007

Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2007 to the Minister for Internal Affairs and Communications for approval.

Information and communications are expected to contribute enormously to creating a rich communications environment, invigorating and enhancing corporate activities, and generating new business opportunities toward the achievement of a ubiquitous network society defined in the u-Japan Policy and the IT New Reform Strategy. Moreover, the information and telecommunications market is undergoing dramatic change as illustrated by the formation of business alliances among telecommunications carriers, cross-industry alliances, and the fixed-mobile convergence (FMC) as well as the convergence of telecommunications and broadcasting backed by the rapid advancement of optical IP services. The regional telecommunications market has also ushered in an era of rapid structural change and full-fledged competition with the speedy expansion of optical access and other broadband services and the competition among new common carriers of fixed telephone services that use dry copper lines and optical IP networks.

Amidst such difficult and sharply fluctuating operating environment, NTT East will continue to strive to provide high-quality, stable universal services, and as a leading carrier in the IP era, the company will provide attractive products and services that are highly safe, secure, and reliable, thus contributing to the development of society. Through these endeavors, NTT East will seek to make a real difference to the world, while ensuring fair competitive conditions under the framework of existing laws, and build a next-generation network that realizes “fast and convenient,” “safe and secure” connections “anytime, anywhere and with anyone or anything.” This will enable us to provide versatile services and help achieve the NTT Group’s Medium-Term Management Strategy.

With regard to the management of business operations for the fiscal year ending March 31, 2007, based on the concept mentioned above and in the face of today’s difficult operating environment, NTT East will endeavor to further raise the efficiency of management and improve customer services by establishing business operation structure that responds to the era of optical IP networks. Specifically, the company will offer one-stop and flow-through services to ascertain customer opinions and needs swiftly and accurately. Building on this, NTT East will devote its full energy to the expansion of demand for broadband communications and provide services that are high value-added and user-friendly, including full-fledged optical access and IP telephony services and the development of FMC services and services that integrate telecommunications and broadcasting. NTT East will strive to return the fruits of these measures to customers, the community, and—through the holding company—to shareholders, and will promote the ongoing development of stable operations in the future.

In line with this concept, for the fiscal year ending March 31, 2007, NTT East will give priority to the following categories in the conduct of its business management, and will do so flexibly so as to respond to changes in the operating environment.

1. Voice Transmission Services

(1) Subscriber Telephones

NTT East will respond to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscribers is projected to total approximately 20.04 million by the end of the fiscal year ending March 31, 2007.

Item	Planned Number (subscribers)
Additional Installations	(2.62) million
Relocations	4.84 million

(2) Social-Welfare Telephones

As social welfare programs continue to expand and develop, there is a greater social demand for welfare-oriented telecommunications services. To respond to this need, NTT East will continue to promote the installation of welfare-oriented products, such as its “Silver Phone Series” (Anshin [Relief]), Meiryo [Clearness], Hibiki [Sound], and Fureai [Communication]).

Item	Planned Number (units)
Silver Phones
Anshin (Relief)	300
Meiryo (Clearness)	100

(3) Public Telephones

NTT East will continue to meet the minimum requirement for public means of communications and review the installation of public telephones which are currently in low use. The company will also strive to improve social welfare facilities and public services by continuing to promote the installation of wheelchair-accessible public telephone booths.

Item	Planned Number (units)
Public Telephones	(9,000)

(4) Integrated Digital Communications Services

The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 3,021,000 and 34,000, respectively, by the close of the fiscal year ending March 31, 2007.

Item	Planned Number (circuits)
INS-Net 64 Subscriber Lines	(477,000)
INS-Net 1500 Subscriber Lines	(0,000)

2. Data Transmission Services

To respond to the heightening demand for broadband services, NTT East will endeavor to enhance access services, expand service areas, and provide varied services, focusing mainly on the full provision of optical IP phone services.

Item	Planned Number (contracts)
B FLET’S	1.50 million

3. Dedicated Services

The numbers of conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 193,000 and 144,000, respectively, by the close of the fiscal year ending March 31, 2007.

Item	Planned Number (circuits)
Conventional Leased Circuits	(23,000)
High-Speed Digital Transmission Circuits	(33,000)

4. Telegraph Services

NTT East will continue to conduct the maintenance of systems and other operations in order to further improve services and to promote increased operating efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Facilities

(1) Optical Access Network

The switch-over to the use of optical fiber in the access network will be actively promoted in accordance with factors such as the heightening demand for broadband services.

Item	Planned Number (million fiber km)
Optical Subscriber Cables	2.50

(Cover rate at the end of March 2007 will be 88%.)

(2) Telecommunications Network

In its telecommunications network, NTT East will not only meet demand for broadband services, but at the same time will further upgrade network services and improve network economy and efficiency.

(3) Disaster-Prevention Measures

NTT East will take all necessary measures in disaster-prevention. These will include disaster-prevention measures for telecommunications equipment and facilities, measures to ensure emergency communications, and measures to strengthen the structure for crisis management and the restoration of systems in the event of large-scale disasters, and also the assistance with the sharing of information after a natural disaster.

(4) Installation of Underground Transmission Cables

In furtherance of the goal to improve the reliability of communications facilities, ensure safe and pleasant passage spaces, and enhance the appearance of urban areas, NTT East will work in coordination with the national and local governments and with other companies in installing underground transmission cables.

(5) Facility Maintenance

The maintenance of facilities will be directed at ensuring stable and high-quality services by, for example, replacing cables and other facilities on an on-going basis. Through such maintenance, NTT East will aim not only to maintain customer services, but also to ensure safe operations, harmonization with the social environment, and the stabilization of communications systems.

NTT East will seek to minimize costs by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of Research and Development Activities

To further stabilize and strengthen its management base and to respond to the rapid expansion and diversification of the broadband market and public demand for the creation of an advanced information and telecommunications network society, NTT East will promote research and development network systems and access systems to upgrade telecommunications networks. In addition, to position itself to offer customers a choice of diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in areas such as information-sharing platforms and communications terminals of various types.

A summary of the business plans for the above principal services and capital investment plans are outlined in the attached tables.

Table 1

Principal Services Plan for Fiscal Year Ending March 31, 2007

Type of Service	Plan

Voice Transmission Services
Subscriber Telephones
Additional Installations	(2.62 million) subscribers
Relocations	4.84 million subscribers
Social-Welfare Telephones (Silver Phones)	500 units
Public Telephones	(9,000) units
Integrated Digital Communications Services
INS-Net 64 Subscriber Lines	(477,000) circuits
INS-Net 1500 Subscriber Lines	(0,000) circuits
Data Transmission Services
B FLET’S	1.50 million contracts
Dedicated Services
Conventional Leased Circuits	(23,000) circuits
High-Speed Digital Transmission Circuits	(33,000) circuits

Table 2

Capital Investment Plan for Fiscal Year Ending March 31, 2007

(billions of yen)
Item	Investment Required
(Note)
1. Expansion and Improvement of Services	388
(1) Voice Transmission	257
(2) Data Transmission	40
(3) Dedicated Line	90
(4) Telegraph	1
2. Research & Development Facilities	4
3. Common Facilities, etc.	18
Total	410

Note: This	includes approximately 190 billion yen to be invested in the Optical Access Network.

Attachment 1

(Reference)

Revenues and Expenses Plan for Fiscal Year Ending March 31, 2007

(billions of yen)
Item	Amount
Revenues
Operating Revenues	2,057
Voice Transmission	1,185
Data Transmission	168
Dedicated Line	346
Telegraph	24
Others	334
Non-Operating Revenues	58
Total Revenues	2,115
Expenses
Operating Expenses	1,992
Operating Costs	1,493
Tax and Dues	75
Depreciation	424
Non-Operating Expenses	43
Total Expenses	2,035

Recurring Profit	80

Attachment 2

(Reference)

Plan of Sources and Applications of Funds

for Fiscal Year Ending March 31, 2007

(billions of yen)
Item	Amount
Sources:
Operational	2,660
Operating Revenues	2,600
Non-Operating Revenues	60
Financial	250
Long-Term Loans and Bonds	141
Other Financial Income	109
Estimated Consumption Tax Receipts	102
Brought Forward from Previous Fiscal Year	127
Total	3,139
Applications:
Operational	2,216
Operating Expenses	2,178
Non-Operating Expenses	38
Financial	675
Capital Investments for Property, Plant, and Equipment	410
Other Financial Expenses	265
Account Settlement Expenses	34
Provisional Consumption Tax Payments	87
Carry Forward to Following Fiscal Year	127
Total	3,139

March 1, 2006

Nippon Telegraph and Telephone East Corporation (NTT East)

Outline of NTT East’s Business Operation Plan

for Fiscal Year Ending March 31, 2007

1. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2007

	(billions of yen)			[Reference]
Item	FY 3/07	FY 3/06	Change	FY 3/05	Change FY 3/06 - FY 3/05
Total Revenues	2,115	2,157	(42)	2,241.9	(84.9)
(1) Voice Transmission* (excl. IP services)	1,156	1,271	(115)	1,401.4	(130.4)
(2) IP-related*	361	281	80	211.3	69.6
(3) Dedicated Line* (excl. IP services)	181	183	(2)	208.7	(25.7)
Total Expenses	2,035	2,077	(42)	2,144.3	(67.3)
(1) Personnel Expenses*	143	161	(18)	206.5	(45.5)
(2) Non-personnel Expenses*	1,300	1,284	16	1,275.3	8.6
(3) Depreciation*	424	456	(32)	469.8	(13.8)
Recurring Profit	80	80	0	97.6	(17.6)

*	Major items

[Reference]

Operating Free Cash Flow	112	147	(35)

2. Principal Services Plan (Number of Facilities at End of Fiscal Year)

Type of Service	FY 3/07	FY 3/06	Change

IP Services
B-FLET’S	3,390,000 contracts	1,890,000 contracts	1,500,000 contracts
FLET’S ADSL	2,930,000 contracts	3,030,000 contracts	(100,000 contracts	)

Subscriber Telephones and ISDN	23,410,000 subscribers	26,510,000 subscribers	(3,100,000 subscribers	)
Subscriber Telephones	20,040,000 subscribers	22,660,000 subscribers	(2,620,000 subscribers	)

Dedicated Services
Conventional Leased Circuits	193,000 circuits	215,000 circuits	(23,000 circuits	)
High-Speed Digital Transmission Circuits	144,000 circuits	177,000 circuits	(33,000 circuits	)

*	Figures for ISDN subscriber lines consist of INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions. (INS-Net 64 Lite Plan is included.)

3. Capital Investment Plan

	(billions of yen)
Item	FY 3/07		FY 3/06		Change
Expansion and Improvement of Services		388		398		(10)
(1) Voice Transmission*		257		257		0
(2) Data Transmission*		40		50		(10)
(3) Dedicated Line*		90		90		0
(4) Telegraph*		1		1		0
Reserch & Development Facilities		4		4		0
Common Facilities, etc.		18		18		0
Total		410		420		(10)
Optical Access Network*	Approx.	190	Approx.	180	Approx.	10

Note:   All figures for FY 3/06 are based on the initial projections.

*	Major items

4. Principal Work to Improve and Upgrade Telecommunications Facilities

Item	FY 3/07	FY 3/06	Change
Optical Subscriber Cables (million fiber km)	2.5	1.9	0.6
Cover Rate of Optical Subscriber Cables (at end of fiscal year)	88%	85%	+3 percentage points

This English text is a translation of the Japanese original. The Japanese original is authoritative.

March 1, 2006

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2007

Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2007 to the Minister for Internal Affairs and Communications for approval.

For further information, contact: Business Management Unit, Corporate Strategy Planning Department Tel: 06-4793-3371

The government and private sectors are working together in the telecommunications sector to create a “ubiquitous network society” as an objective for the “u-Japan Policy” and “New IT Reform Strategy,” which is expected to play a key role in enhancing the efficiency and vitality of socioeconomic activities and the convenience of people. The structure of telecommunications market itself is undergoing rapid changes as needs become steadily more advanced, diverse and global in nature and demand for Internet communications sharply rises. In local telecommunications markets, significant changes are being seen in fixed-line markets due to rapid expansion of broadband services, particularly optical access services, greater competition from direct-access telephone services, rapid migration to IP telephone services, and increasing fusion of fixed-line, mobile, telecoms and broadcasting as IP services expand.

In this severe and dramatically changing business environment, NTT West will continue to provide quality and stable universal service, promote the smooth migration to optical networks and IP services and enhance the optical access network at the foundation of broadband services. NTT West will also contribute to the formation of fair telecommunications markets, promote applied research and development, and ensure the reliability and public nature of telecommunications. To facilitate the achievement of the “NTT Group’s Medium-Term Management Strategy,” NTT West will work to build open network environments that take advantage of the unique properties of “light” to provide a wide range of services and will contribute to the development of ubiquitous broadband network environments in which customers are able to connect “faster and more comfortably,” “safer and more securely” and “anytime, anywhere and with anything,” while ensuring fair competitive conditions under the framework of existing laws.

The business management during the fiscal year ending March 31, 2007, is based on these fundamental concepts. Broadband services will use optical access lines to provide “Hikari Denwa” (optical line-based telephone) services, and video distribution services with the collaboration of a number of other players. In addition to these efforts to bring more excitement and attraction to customers, we will also work to strengthen our community-based operations, respond promptly and accurately to customer opinions and requests, and endeavor to improve the level of service and quality of service provided to contribute to the development of local communities. As a business that provides social infrastructure, we will contribute to achieving a safer, more secure society by using our entire group effort to prevent facility-related accidents, rebuild and recover from disasters and earn the faith and trust of our customers through these activities. In light of the difficult business environment, we will continue to seek greater efficiency in our management and ensure our profitability. Through our efforts to facilitate connection and ensure open networks and train human resources through active programs and work in collaboration with other group companies to develop new businesses, NTT West will build foundations for stable operations into the future and endeavor to return the achievements of these policies and programs to our customers and communities, as well as to our shareholders through our holding company.

During the fiscal year ending March 31, 2007, we will place priority on the following items in our business operations and adapt quickly and flexibly to changing business environments as we work towards their achievement.

1. Voice transmission services

(1) Subscriber Telephones

NTT West responds immediately to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts approximately 21.33 million subscriptions by the close of the fiscal year ending March 31, 2007.

Item	Planned Number (subscribers)
Additional installations	-2.37 million
Relocations	4.15 million

(2) Social-Welfare Telephones

As social welfare programs continue to expand and develop, NTT West will promote the installation of “Silver Phone Series” (Anshin (Relief), Meiryo (Clearness), Hibiki (Sound), Fureai (Communication)) and other products that are designed to meet society’s demand for welfare-oriented telecommunications services.

Item	Planned Number (units)
Silver Phone
Anshin (Relief)	1,300
Meiryo (Clearness)	0

(3) Public Telephones

With respect to public telephones, NTT West will continue to meet the minimum requirements for public means of communications while reviewing the installation of public telephones which are currently in low use. We will also work to enhance welfare and services with an ongoing program to install wheelchair-friendly telephone booths.

Item	Planned Number (units)
Public Telephones	-14,000

(4) Integrated Digital Communications Services

The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected total approximately 3.05 million and 20,000, respectively, by the close of the fiscal year ending March 31, 2007.

Item	Planned Number (circuits)
INS-Net 64 Subscriber Lines	-439,000
INS-Net 1500 Subscriber Lines	-1,000

2. Data Transmission Services

As the demand for broadband services increases, we will endeavor to enhance our “optical” access services and provide a wider range of services.

Item	Planned Number (contracts)
FLET’S /Optical	1.2 million

3. Dedicated Services

In dedicated services, we forecast approximately 196,000 ordinary dedicated lines and approximately 133,000 high-speed digital transmission services by the close of the fiscal year ending March 31, 2007.

Item	Planned Number (circuits)
Conventional Leased Circuits	-12,000
High-Speed Digital Transmission Services	-16,000

4. Telegraph Services

NTT West will continue to maintain systems so as to promote enhanced services and more efficient operations.

5. Improvement and Upgrading of Telecommunications Facilities

(1) Optical Access Networks

NTT West will move actively forward with the conversion to optical access networks so as to meet expanding demands for broadband telecommunications services.

Item	Planned Number (million fiber km)
Optical Subscriber Cables	1

(Coverage rate at the end of March 2007 will be 87%)

(2) Telecommunications Network

NTT West will continue to upgrade services and improve the economy and efficiency of telecommunications networks while responding to the growing demand for broadband telecommunications services.

(3) Disaster-Prevention Measures

NTT West will provide necessary disaster prevention programs, including disaster prevention for telecommunications facilities, assurance of emergency communications services, enhancements to risk management and rebuilding systems that take account of large-scale disasters and support for information communications after the occurrence of disasters.

(4) Installation of Underground Transmission Cables

NTT West will work in coordination with central government, local government and corporate partners to move communications cables underground to improve the reliability of communications facilities, ensure safe and pleasant spaces and improve urban vistas.

(5) Facility Maintenance

NTT West will continue to replace cables to provide stable, quality services and will maintain and stabilize our telecommunication systems and equipment in a manner that maintains customer service levels and ensure the safety of workers and harmonize with the social environment.

In improving and upgrading telecommunications facilities, we will maximize use of existing equipment to promote cost savings.

6. Promotion of Research and Development Activities

Faced with severe changes in market environments, our research and development will emphasize network systems and access systems that provide more advanced, more reliable telecommunications networks.

We will also move forward with the research and development of telecommunications terminal equipment and information distribution applications that will facilitate the “easy and convenient” utilization of a wide variety of application services to better meet social demands for telecommunications.

The attached tables contain an outline of principal service plans and capital investment plans.

Attachment 1

Principal Services Plan

for Fiscal Year Ending March 31, 2007

Type of Service	Unit	Plan
Voice transmission services
Subscriber Telephones
Additional installations	10,000 subscribers	- 237
Relocations	10,000 subscribers	415
Social-Welfare Telephones (Silver Phone)	100 units	14
Public Telephones	1000 units	-14
Integrated Digital Communications Services
INS-Net 64	1000 circuits	- 439
INS-Net 1500	1000 circuits	-1
Data Transmission Services
FLET’S/Optical	10,000 contracts	120
Dedicated services
Conventional Leased Circuits	1000 circuits	-12
High-Speed Digital Transmission Services	1000 circuits	-16

Attachment 2

Capital Investment Plan

for Fiscal Year Ending March 31, 2007

(billions of yen)
Item	Investment required
Notes:
1. Expansion and Improvement of Services	387
(1) Voice Transmission	244
(2) Data Transmission	48
(3) Dedicated	94
(4) Telegraph	1
2. Research & Development Facilities	3
3. Common facilities, etc.	10
Total	400

Note:	This includes approximately 160 billion yen to be invested in the Optical Access Network.

Doc. -1

(Attached documentation)

Revenues and Expenses Plan

for Fiscal Year Ending March 31, 2007

(billions of yen)
Classification	Amount
Revenues
Operating Revenues	1,974
Voice Transmission	1,154
Data Transmission	137
Dedicated Line	320
Telegraph	28
Others	335
Non-Operating Revenues	51
Total	2,025
Expenses
Operating Expenses	1,952
Operating Costs	1,450
Taxes and Dues	72
Depreciation	430
Non-Operating Expenses	43
Total	1,995

Recurring profit/loss	30

Doc. -2

(Attached documentation)

Plan for Sources and Application of Funds

for Fiscal Year Ending March 31, 2007

(billions of yen)
Item	Amount
Sources:
Operational:	2,417
Operating Revenues	2,366
Non-Operating Revenues	51
Financial	236
Long-Term Loans and Bonds	194
Other Financial Income	42
Estimated Consumption Tax Receipts	98
Brought Forward from Previous Fiscal Year	111
Total	2,862
Applications:
Operational:	1,998
Operating Expenses	1,963
Non-Operating Expenses	35
Financial:	640
Capital Investment in Property, Plants and Equipment	400
Other Financial Expenses	240
Account Settlement Expenses	31
Provisional Consumption Tax Payments	82
Carry Forward to Following Fiscal Year	111
Total	2,862

Reference

Summary of the Business Operation Plan

for the Fiscal Year Ending March 31, 2007

March 1, 2006

Nippon Telegraph and Telephone West

Corporation

1. Principal Services Plan

Net increase

Item	Unit	FY 3/07	FY 3/06 Forecast	Change
FLET’S/Optical	10,000 contracts	120	80	40
Subscriber telephones and ISDN	10,000 Subscribers	-282	-204	-78
Subscriber Telephones	10,000 Subscribers	-237	-170	-67
ISDN	10,000 Subscribers	-45	-34	-11

Dedicated
Conventional Leased Circuits	1000 circuits	-12	-15	3
High-Speed Digital Transmission Circuits	1000 circuits	-16	-25	9

Note:    Figures for ISDN subscriber lines consist of INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions. (INS-Net 64 Lite Plan is included)

(Reference) FLET’S ADSL	10,000 contracts	0	40	-40

2. Balance plan

	(billions of yen)
Item	FY 3/07	FY 3/06 Forecast	Change
Gross Revenues	2,025	2,084	-59
IP-related Revenues	309	232	77
Voice Transmission Revenues (excluding IP-related)	1,135	1,245	-110
Dedicated Revenues (excluding IP-related)	167	170	-3
Gross expenses	1,995	2,034	-39
Payroll	170	181	-11
Property Expenses	1,244	1,270	-26
Capital Expenses (Depreciation and amortization charges + Write-offs of fixed assets)	466	466	0
Ordinary Earnings	30	50	-20

3. Capital Investment Plan

	(billions of yen)
Item	FY 3/07	FY 3/06 Forecast	Change
Expansion/Improvement of service	387	427	-40
Voice Transmission	244	268	-24
Data Transmission	48	68	-20
Dedicated	94	90	4
Telegraph	1	1	0
R&D Facilities	3	3	0
Common Facilities etc.	10	10	0
Total	400	440	-40
Investment in conversion to Optical Access Network	Approx.160	Approx.170	Approx. -10